UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information dated October 26, 2021	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

INSIDE INFORMATION

As a continuation of the Inside Information note filed by Grifols on 17 September 2021, Grifols informs that yesterday the German federal financial supervisory authority, the Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin"), approved the publication of the offer document submitted by Grifols with the terms and conditions of the voluntary public tender offer launched to all shareholders of Biotest AG ("Biotest") to acquire all ordinary shares of Biotest for a price of EUR 43.00 per ordinary share and to acquire all non-voting preference shares of Biotest for a price of EUR 37.00 per preference share (the "Offer Document"). The tender offer is subject to the closing conditions of antitrust clearances by the competition authorities of Germany, Austria, Spain and Turkey.

As stated in Section 5 of the Offer Document, the initial acceptance period is initiated today with the publication of the Offer Document and runs from today until 4 January 2022, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time).

The Offer Document, as well as any other documentation and information which is required to be published by applicable legislations, will be available at the link https://www.grifols.com/en/biotest-voluntary-takeover-offer (in German, together with a non-binding English translation). Further, copies of the Offer Document (in German) are available for issue free of charge at BNP Paribas Securities Services S.C.A., Branch Office Frankfurt, Europa-Allee 12, 60327 Frankfurt am Main, Germany - inquiries by fax to +49 69 1520 5277 or by e-mail to frankfurt.gct.operations@bnpparibas.com.

In Barcelona, on 26 October 2021.

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 26, 2021